Wavecom: board rejects bid by Gemalto, which sticks with its position
09/10/2008 at 17:17
The board of directors of Wavecom, a French supplier of wireless technology solutions, on Thursday rejected the cash tender offer by smart-card maker Gemalto, which has refused to raise its bid.
“After reviewing Gemalto’s unsolicited bid for control of Wavecom, the board of directors believes that this offer is contrary to the interests of Wavecom, its shareholders and its employees”, Wavecom explained.
“We concluded that Gemalto’s offer did not create sufficient value to warrant the board’s support”, stated non-executive director Anthony Maher in a company press release.
On Tuesday Wavecom had called the bid a “hostile move”, saying that the price Gemalto was offering was “a long way from reflecting the company’s intrinsic value and growth prospects”.
For its part, Gemalto, the world leader in the sector, said it “did not envisage revising its offer” filed on Monday, which values Wavecom at 112 million euros and is conditional on Gemalto holding at least 50.01% of the share capital when the tender closes.
Gemalto is offering 7 euros a share for Wavecom, which it said represents “a premium of 72% over the closing price on 3 October”. At 1700 CET, Wavecom shares were 4.33 percent lower at 6.18 euros, while the Paris market was up 0.27%. “We are confident that [our bid] will succeed because our industrial project ... is objectively better for Wavecom’s management, employees and customers than the alternative, which is to remain isolated”, stated Gemalto chief executive Olivier Piou when queried by AFP.
Founded in 1993 and based in Issy-les-Moulineaux (Hauts-de-Seine), Wavecom is 22% owned by management and the founders. In 2007 the company had revenue of 202.3 million euros and 500 employees.
According to the analysts’ consensus cited by Gemalto, Wavecom’s sales are expected to be down sharply to 144 million euros in 2008.
If completed, the deal would enable Gemalto to expand in the growing “machine-to-machine” (M2M) communication market, which entails interconnection of billions of objects.
The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This news article is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the French Autorité des marchés financiers (“AMF”) as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).